[Letterhead of Eiger Technology, Inc.]

PRESS RELEASE
December 8, 1999
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                                     TSE:AXA
                                  OTC BB:ETIFF

         EIGER TECHNOLOGY ANNOUNCES NEW MP3 GENERATION PLAYER READY AND
                      MOVE INTO BROADBAND INTERNET MARKET.

STRATFORD, ONTARIO, CANADA, DECEMBER 8, 1999 -Eiger Technology Inc. (formerly Alexa ventures, TSE:AXA, OTCBB: ETIFF), a leading Internet products company, announced today its latest MP3 player is "show ready" and that it is now moving into the broadband Internet market.

Eiger Technology President and CEO, Gerry Racicot, said "The second generation MP3 player has been developed for the Consumer Electronics Show in January, 2000, with delivery anticipated for February/March 2000.

"Eiger staff, working with our OEM and Internet Service Provider (ISP) customers, have been given the mandate to specify their Digital Subscriber Line
(DSL) modem year 2000 requirements. This is a major step forward for Eiger as we see the company having a solid stake in Broadband Internet markets.

"In Europe, for instance, there is an explosion in the broadband Internet market resulting from de-regulation. Both North America and Europe will be major opportunities for Eiger.

"In June, 2000, the major ISPs in North America expect to be DSL compatible. This market is expected to be of similar size to the 56K fax/modem market that became very large."

Eiger's business includes OEM, MP3 player and 56K fax/modem sales and manufacturing divisions. It does contract work for such leading companies as Samsung.

Also Eiger has signed National Media Technology Inc. to develop its website and communicate corporate strategy, business and performance.

Racicot, said, "The number one Internet products and services market in the world is the U.S.A. National Media Technology is based in New York and understands the market. They will help push us into key market opportunities, both in terms of business and investment communities.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

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